Exhibit 99.1

For Immediate Release

ReWalk Robotics Reports First Quarter 2015 Financial Results

YOKNEAM ILIT, ISRAEL / MARLBOROUGH, MA, May 7, 2015 – ReWalk Robotics Ltd. (Nasdaq: RWLK) (“ReWalk” or “the Company”) today announced its financial results for the three months ended March 31, 2015.

Highlights of and subsequent to the first quarter include:

•	Total revenue was $635,000 compared to $445,000 during the first quarter of 2014, an increase of 43% year-over-year but a sequential decline from $1.5 million in the fourth quarter of 2014;
•	13 ReWalk systems were placed during the first quarter of 2015 compared to six systems during the first quarter of 2014 and 31 systems during the fourth quarter of 2014;
•	Received new coverage decisions with commercial private insurer and Workers’ Compensation groups in the U.S., and Germany;
•	Broadened our presence in the leading rehabilitation centers in the United States – to include eight of the top 10 rehabilitation centers in the U.S. (US News & World Report Rehabilitation & Hospital rankings), and added 10 new training centers in the first quarter of 2015; and
•	Established new partnerships to distribute the ReWalk exoskeleton systems in Northern India and Denmark.

“Sales this quarter were less than expected as the number of units placed were impacted by longer cycle times to complete patient evaluation, training, and processing of reimbursement claims,” said Larry Jasinski, Chief Executive Officer.

“During the quarter we made excellent progress in building our overall training infrastructure, expanding market awareness and creating a high level of qualified customer demand. Due to stronger customer interest, we are now directing more qualified leads to our training centers, which we believe will result in higher sales. April commitments are already equal to first quarter sales, and we have two months remaining in Q2. Our outlook remains positive for growth over the course of the year,” he added.

“Our strategic plan for initial case-by-case reimbursement along with parallel long-term activities is the key to achieving our overall growth targets. The experienced reimbursement team we have recruited has begun to build the infrastructure we need to enable more individuals to obtain coverage for their systems in the short term and will be able to support market growth over the next few years.” Jasinski concluded.

First Quarter 2015 Financial Results

Total revenue was $635,000 for the first quarter of 2015, up 43% compared with $445,000 in the first quarter of 2014, due to higher placements of ReWalk systems during the first quarter of 2015. In the first quarter of 2015, 13 ReWalk systems were placed compared with six ReWalk systems placed in the prior year period.

Gross profit for the first quarter of 2015 was $33,000 as compared to a gross loss of $0.2 million in the first quarter of 2014. This was largely due to the positive impact of moving manufacturing operations to Sanmina in the second half of 2014.

Total operating expenses in the first quarter of 2015 were $5.6 million, compared with $2.8 million in the first quarter of 2014, and reflects the Company’s increased investment in sales, marketing, and research and development resources and the increased cost of being a publicly-traded company.

ReWalk Robotics Reports First Quarter 2015 Financial Results	Page 2
May 7, 2015

Net loss was $5.7 million for the first quarter of 2015 compared with $5.1 million in the prior year quarter. Non-GAAP net loss for the first quarter of 2015 was $5.1 million compared with non-GAAP net loss of $2.9 million in the prior year quarter.

A reconciliation of net loss to non-GAAP net loss is included at the end of this press release.

Liquidity

As of March 31, 2015, ReWalk had $37 million in cash and cash equivalents.

Guidance

The Company is providing top-line guidance of $7 million to $10 million for 2015 based on its anticipated sales ramp for the ReWalk system.

Conference Call

ReWalk management will host its third quarter conference call as follows:

Date		Thursday, May 7, 2015
Time		8:30 AM EDT
Telephone	U.S:	(844) 423-9889
	International:	(716) 247-5804
	Israel:	18 09 31 53 62
Access code		28392703
Webcast (live and archive)		www.rewalk.com under the “Investors” section.

A telephone replay will be available shortly after the completion of the call for two weeks at (855) 859-2056 (U.S.) or (404) 537-3406 (International). The passcode for the replay is 28392703.

About ReWalk Robotics Ltd.

ReWalk Robotics Ltd. develops, manufactures and markets wearable robotic exoskeletons for individuals with spinal cord injury. ReWalk’s mission is to fundamentally change the health and life experiences of individuals with spinal cord injury. Founded in 2001, ReWalk has headquarters in the U.S., Israel and Germany. For more information on the ReWalk systems, please visit http://www.rewalk.com.

Forward Looking Statements

This press release contains forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995, as amended and other securities laws. Forward-looking statements are statements that are not historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “intends,” “anticipate(s),” “look forward,” “upcoming,” “plan,” “enables,” “potentially,” “entitles,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding the anticipated revenues and underlying sales for the first quarter and fiscal 2015; future availability of reimbursement for ReWalk in Germany and the United States; and the successful and timely achievement of favorable coverage decisions for ReWalk by additional major insurers.  All such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to the following: the market for medical exoskeletons is new and unproven, and important assumptions about the potential market for our products may be inaccurate; the Company has a limited operating history upon which you can evaluate our business plan and prospects; if we are unable to expand our sales, marketing and training infrastructure, we may fail to increase our sales; the health benefits of ReWalk have not been substantiated by long-term clinical data, which could limit sales; the Company may fail to secure or retain adequate coverage or reimbursement for ReWalk by third-party payers; the Company depends on a single third-party to manufacture ReWalk and a limited number of third-party suppliers for certain components of ReWalk; the Company’s future growth and operating results will depend on our ability to develop and commercialize new products and penetrate new markets; the Company operates in a competitive industry that is subject to rapid technological change, and we expect competition to increase; and the Company is subject to extensive governmental regulations relating to the manufacturing, labeling and marketing of our products. These and other risk factors are set forth in the Company’s final Annual Report on Form 20-F for the year-ended December 31, 2014 filed with the Securities and Exchange Commission on February 27, 2015, and our other reports filed from time to time with the Securities and Exchange Commission.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  ReWalk does not undertake any obligation to revise and disseminate forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of or non-occurrence of any events.

ReWalk® is a registered trademark of ReWalk Robotics Ltd. in Israel.

ReWalk Robotics Reports First Quarter 2015 Financial Results	Page 3
May 7, 2015

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP), ReWalk believes that the use of non-GAAP accounting measures, including non-GAAP net loss is helpful to its investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

For the three-months ended March 31, 2015 and 2014, non-GAAP net loss is calculated as GAAP net loss excluding (i) non-cash share-based compensation expense and (ii) the revaluation of warrants to purchase convertible preferred shares.

Because of varying available valuation methodologies, subjective assumptions, and the variety of equity instruments that can impact a company’s non-cash expenses, the Company believes that providing non-GAAP financial measures that exclude share-based compensation expense and non-cash financial (income) expenses allow for more meaningful comparisons between our operating results from period to period. Each of our non-GAAP financial measures is an important tool for financial and operational decision-making and for evaluating our own operating results over different periods of time. The non-GAAP financial data are not measures of our financial performance under U.S. GAAP, and should not be considered as alternatives to operating loss or net loss or any other performance measures derived in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by other companies, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation provided to our employees. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. ReWalk urges investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measures to evaluate our business.

Investor Contact:

Lisa M. Wilson

President

In-Site Communications, Inc.

T: 212-452-2793

E: lwilson@insitecony.com

(tables follow)

ReWalk Robotics Reports First Quarter 2015 Financial Results	Page 4
May 7, 2015

ReWalk Robotics Ltd.
Condensed Consolidated Statements of Operations
In thousands except per share data
(unaudited)

	Three months ended
	March 31,
	2015	2014

Revenue	$635	$445
Cost of revenues	602	643

Gross profit (loss)	33	(198)

Operating expenses:
Research and development	1,537	1,082
Sales and marketing	2,518	1,215
General and administration	1,499	540
Total operating expenses	5,554	2,837

Operating loss	(5,521)	(3,035)

Financial expenses, net	(169)	(2,005)
Loss before income taxes	(5,690)	(5,040)

Income taxes	16	11

Net loss	(5,706)	(5,051)

Convertible preferred shares dividend	-	(687)

Net loss attributable to ordinary shares	$(5,706)	$(5,738)

Net loss per ordinary share, basic and diluted	$(0.48)	$(30.69)

Weighted average shares outstanding, basic and diluted	12,007.16	186.98

Reconciliation of GAAP to Non-GAAP net loss

Net loss	$(5,706)	$(5,051)

Non-cash share based compensation expense	586	152

Revaluation of fair value of warrants to purchase convertible preferred share	-	1,992

Non-GAAP net loss	$(5,120)	$(2,907)

ReWalk Robotics Reports First Quarter 2015 Financial Results	Page 5
May 7, 2015

ReWalk Robotics Ltd.
Condensed Consolidated Balance Sheets
In thousands

	March 31,	December 31,
	2015	2014
Assets	Unaudited	Audited

Current assets
Cash & cash equivalents	$36,963	$41,829
Short-term deposits	-	1,667
Accounts receivable	1,702	1,955
Other short-term assets	1,196	756
Inventory	1,836	777
Total current assets	41,697	46,984

Other long-term assets	249	267
Properties and equipment, net	741	414
Total assets	$42,687	$47,665

Liabilities and equity

Current liabilities
Accounts payable	$2,158	$1,390
Other liabilities	1,505	2,184
Total current liabilities	3,663	3,574

Other long-term liabilities	224	238
Shareholders' equity	38,800	43,853
Total liabilities and equity	$42,687	$47,665

ReWalk Robotics Reports First Quarter 2015 Financial Results	Page 6
May 7, 2015

ReWalk Robotics Ltd.
Condensed Consolidated Statements of Cash Flows
In thousands
(unaudited)

	Three months ended
	March 31,
	2015	2014

Net cash used in operating activities	$(6,162)	$(3,503)

Net cash provided by (used in) investing activities	1,296	(201)

Net cash provided by financing activities	-	2

Decrease in cash and cash equivalents	(4,866)	(3,702)

Cash and cash equivalents at beginning of period	41,829	8,860

Cash and cash equivalents at end of period	$36,963	$5,158

ReWalk Robotics Ltd.
Revenue and Units Placed by Region
In thousands except units
(unaudited)

	Three months ended
	March 31,
	2015	2014
Revenue:
United States	$575	$329
Europe	60	116
Asia Pacific	-	-
Israel	-	-
Total Revenue	$635	$445

Units Placed:
United States	10	4
Europe	3	2
Asia Pacific	-	-
Israel	-	-
Total Unit Placed	13	6